SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Seventy Seven Energy Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

818097107
(CUSIP Number)

Andrew Langham
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 1, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  818097107

1 NAME OF REPORTING PERSON
High River Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  818097107

1 NAME OF REPORTING PERSON
Hopper Investments LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  818097107

1 NAME OF REPORTING PERSON
Barberry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  818097107

1 NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  818097107

1 NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  818097107

1 NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 0.00%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  818097107

1 NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  818097107

1 NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  818097107

1 NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  818097107

1 NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  818097107

1 NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  818097107

1 NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  818097107

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the Common Stock, Par Value $0.01 (the "Shares"), issued by Seventy Seven Energy Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 9, 2014, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On August 1, 2016 (the "Effective Date"), the Issuer announced that it had emerged from Chapter 11 pursuant to the Joint-Prepackaged Plan of Reorganization of the Issuer and all of its direct and indirect wholly-owned subsidiaries (the "Plan"). As a result, all of the outstanding Shares were cancelled and extinguished.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) As of the Effective Date, the Reporting Persons may be deemed to beneficially own, in the aggregate, 0 Shares, representing 0.00% of the Issuer's outstanding Shares.

(b) High River has sole voting power and sole dispositive power with regard to 0 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 0 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 0 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

(c) As described in Item 4, pursuant to the Plan, on the Effective Date all of the outstanding Shares, including those owned by the Reporting Persons, were cancelled and extinguished. In addition, after all of the outstanding Shares were cancelled and extinguished on the Effective Date, all holders of the Shares, including the Reporting Persons, are expected to received pursuant to the Plan their pro rata portion (based on their ownership percentage of the outstanding Shares immediately prior to such Shares being cancelled and extinguished) of: (i) 5 year warrants entitling them to acquire, upon exercise thereof, on a pro rata basis, up to 10% of the shares of common stock, par value $0.01 per share, of the reorganized Issuer (the "New Shares"), at a price of $69.08 per New Share; and (ii) 7 year warrants entitling them to acquire, upon exercise thereof, on a pro rata basis, up to 10% of the New Shares, at a price of $86.93 per New Share.

(e) As a result of the transactions reported in this Schedule 13D, on August 1, 2016 the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares and are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

The disclosure in Item 5(c) above is hereby incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2016

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:  /s/ Edward E. Mattner
Name:  Edward E. Mattner
Title:  Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Amendment No. 1 to Schedule 13D – Seventy Seven Energy Inc.]